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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                         GROUND ROUND RESTAURANTS, INC.
                            (Name of Subject Company)

                                GRR MERGER CORP.
                                GRR HOLDINGS, LLC
                                    (Bidders)

                    Common Stock par value $.16 2/3 per share
                         (Title of Class of Securities)

                                   399427 10 3
                      (Cusip Number of Class of Securities)

                               Barbara M. Ginader
                                GRR Merger Corp.
                             21 Custom House Street
                                Boston, MA 02110
                                 (617) 737-3700

                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    Copy to:
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                               New York, NY 10022
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            This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule 14D-1 originally filed on September 8, 1997, as previously amended (the "Statement"), with respect to the tender offer by GRR Merger Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of GRR Holdings, LLC, a Delaware limited liability company ("Parent"), to purchase all outstanding shares of common stock, par value $.16 2/3 per share (the "Shares"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), at a purchase price of $1.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein have their meanings as set forth in the Offer to Purchase. The items of the Statement set forth below are hereby amended and supplemented as follows:


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            As previously set forth in Section 10 of the Offer to Purchase, the Purchaser plans to obtain the approximately $17.5 million required by it to purchase all of the Shares pursuant to the Offer and the Merger through capital contributions from Parent. Parent plans to obtain such funds from committed capital of Boston Ventures LP V. The amount of such committed capital is substantially in excess of $17.5 million, and the aggregate net worth of the limited partners of Boston Venture LP V expected to make capital contributions pursuant to such capital commitments is substantially in excess of the amount of such commitments.

            In connection with the Purchaser's waiver of the Minimum Condition, as set forth in Item 10 below, the Lenders have agreed to extend their waiver of compliance with certain covenants pursuant to the Bank Standstill Agreement to the earlier of December 31, 1997 or consummation of the Merger, contingent upon the Purchaser's purchase of Shares pursuant to the Offer and the investment by Parent in $7.5 million of Subordinated debt of GRI. The parties intend to execute the New Credit Agreement as soon as possible following consummation of the Offer, such New Credit Agreement to be effective upon consummation of the Merger. In that connection, following consummation of the Offer and prior to consummation of the Merger, Parent will purchase at least $7.5 million of subordinated debt of GRI in place of providing the equity infusion of at least $7.5 million originally required as a condition to the closing of the New Credit Agreement, as provided in the Bank Letter of Intent.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

            The reference in Section 12 of the Offer to Purchase to the infusion of at least $7.5 million of additional equity capital following consummation of the Offer is hereby amended to refer to the purchase of at least $7.5 million of subordinated debt, as described in Item 4 above.

ITEM 10. ADDITIONAL INFORMATION.

(b), (c), (f) The information set forth in the press release dated September 29, 1997, attached hereto as Exhibit (a)(11), is incorporated herein by reference.
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            Notwithstanding anything to the contrary in the Offer, if a condition to the Offer is not satisfied or waived on or prior to the Expiration Date, the Purchaser will either extend or terminate the Offer, and, if a condition is waived, the Purchaser will extend the Offer to the extent required under applicable law and the rules and regulations of the Commission.

            The condition in paragraph (ix) of Section 14 of the Offer to Purchase, referenced in Section 16 of the Offer to Purchase under "Alcoholic Beverages Regulation", requiring that Parent and the Purchaser shall have obtained continuing assurances from the appropriate authority in each of the Commonwealth of Massachusetts, State of New York and State of Ohio, or otherwise made satisfactory arrangements with such authorities, that there is no legal impediment to their obtaining control of the Company under such Commonwealth's or State's tied-house statute, is intended to require only that such assurances be continuing on the Expiration Date.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(11)     Press Release dated September 29, 1997.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      September 29, 1997


                                      GRR HOLDINGS, LLC
                                      By: Boston Ventures Limited Partnership V,
                                          its Managing Member

                                      By: Boston Ventures Company V, L.L.C.,
                                          its General Partner


                                      By:  /s/  Barbara M. Ginader
                                         --------------------------------------
                                         Name:  Barbara M. Ginader
                                         Title: Managing Director


                                      GRR MERGER CORP.

                                      By:  /s/  Barbara M. Ginader
                                         --------------------------------------
                                         Name:  Barbara M. Ginader
                                         Title: President